March 7, 2014

By Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attn:                    Kate Tillan

Assistant Chief Accountant

Re:                             Mesa Laboratories, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2013

Filed June 6, 2013

Amendment No. 1 to Form 8-K dated May 15, 2012

Filed July 27, 2012

File No. 000-11740

Dear Ms. Tillan:

Mesa Laboratories, Inc. is filing this Correspondence and supplemental information in response to the Staff’s comment letter dated February 27, 2014 (the “Comment Letter”).  The numbered responses which follow correspond to the number of the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8.  Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.   Supplementally, we have provided the Staff with the following requested information:

•                  Appendix A - the significant components of other revenues for each period presented, as well as the nine months ended December 31, 2013; and our revenue recognition policies with respect to each significant component of other revenues.

With the acquisitions that we have made during our fiscal year ending March 31, 2014, services revenues have become a more significant component of our revenues.  As a result, in future filings we will disclose services revenues as a separate line item on the face of our consolidated

Mesa Laboratories Inc.   12100 W. 6th Ave.   Lakewood, CO  80228 USA

(303) 987-8000   FAX (303) 987-8989  www.mesalabs.com   Symbol “MLAB” on the NASDAQ

statements of income.  In addition, we will reclassify prior periods as well to conform to the current year presentation.

Note 2.  Acquisitions, page 32

2.  Supplementally, we have provided the Staff with the following requested information with respect to our acquisition of Bios:

•                  Appendix B - a description of the acquired Bios business; and

•                  Appendix C - the amounts of revenue and earnings of the acquired Bios business since the acquisition date included in the consolidated income statement for fiscal 2013.

In addition, the following information explains how we considered the disclosures required by FASB ASC 805-10-50-2(a) and (h)(1):

We considered the disclosures required by ASC 805-10-50-2(a) by including in Note 2. Acquisitions, on page 32 that the acquired assets and liabilities were purchased from Bios International Corporation.  While we did not provide a detail of that company’s operations in this footnote, we did describe those operations on page 2 under Gas Flow Calibration Equipment.  In future filings we will include a description of the acquired business in the acquisition footnote.

We did not disclose the amounts of revenues and earnings of Bios since the acquisition date included in the income statement for the reporting period as required by ASC 805-10-50-2(h)(1). In future filings we will ensure that the disclosure of revenues is made in the acquisition footnote.  The disclosure of earnings is impractical as discussed in Appendix C.

3.   In future filings, we will clarify the nature of the assets and liabilities acquired in the Bios acquisition, including disclosure that we acquired substantially all of the assets and liabilities of Bios.

4.   In future filings, we will only present pro forma information as though the Bios combination had occurred as of the beginning of fiscal 2012 (the comparable prior annual reporting period) as required by FASB ASC 805-10-50-2(h)(3).

Amendment No. 1 to Form 8-K dated May 15, 2012

Exhibit 99.3

5.  In future filings, to comply with Item 9.01(b)(1) and Item 11-02 of Regulation S-X, we will only present pro forma information for the periods provided in those items as follows:

•                  A pro forma condensed balance sheet as of the end of our most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X (unless the transaction is already reflected in such balance sheet); and

•                  Pro forma condensed statements of income for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

6.  In the future, when we file a Current Report on Form 8-K for an acquisition of a business, we will disclose the periods combined in the pro forma statements as required by Item 11-02(c)(3) of Regulation S-X.

Lastly, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With this submission, the Company believes that it has responded fully to each of the Staff’s comments in the Comment Letter.  We would greatly appreciate any expedited review that the Staff may afford this submission so that the Staff may thereafter confirm to us that it will not have any further comments on our 2013 Form 10-K or our Form 8-K/A dated May 15, 2012.

Thank you for your assistance and cooperation in this matter.  If you have any questions or comments or need any additional information, please contact me at my office.

Very truly yours,

/s/ JOHN V. SAKYS

John V. Sakys
Chief Financial Officer

Enclosures
cc w/ enc: Andrew N. Bernstein, Esq.

Appendix A

The significant components of other revenues are as follows (in thousands):

	Nine Months ended December 31,		Year Ended March 31,
	2013	2013	2012	2011
Disposables(a)	$1,810	$3,156	$3,151	$2,666
Freight	1,568	2,083	1,654	1,401
Services(b)	5,274	5,845	4,415	4,045
Other Revenues	$8,652	$11,084	$9,220	$8,112

(a)         Includes meter solutions and miscellaneous parts

(b)         Includes installation, repair, recalibration, and contract studies

Revenue Recognition Policies:

Disposables: Revenue is recognized upon shipment of the product. Evidence of an arrangement is typically in the form of a customer purchase order. Custody is transferred upon shipment (FOB Shipping Point). Prices are fixed at the time of order and no price protections or variables are offered. Collectability is reasonably assured via our customer credit and review processes.

Freight: Revenue is recognized upon shipment of the product. This item is classified as revenue under the guidance in ASC 605-45-45-20. Evidence of an arrangement is typically in the form of a customer purchase order. Custody is transferred upon shipment (FOB Shipping Point). Prices are fixed at the time of order and no price protections or variables are offered. Collectability is reasonably assured via our customer credit and review processes.

Services:  Revenue is recognized upon completion of the work/services to be performed. Evidence of an arrangement is typically in the form of a contract and/or a customer purchase order. Custody is transferred upon completion of the service/installation process. Prices are fixed at the time of order and no price protections or variables are offered. Collectability is reasonably assured via our customer credit and review processes.

Appendix B

Bios International Corporation (“Bios”) is a manufacturer of flow calibration equipment.  The Bios DryCal® technology, which measures gas, is considered to be a “primary standard” of gas flow, as it involves a direct measurement of volume and time.  Many other gas flow meters measure flow via indirect means of either a pressure drop across a flow restriction or through the transfer of heat from the gas flow.  Some of the Bios devices also incorporate measurement of pressure and temperature, which allows them to convert volumetric flow to mass flow.  Bios gas flow calibration equipment provides the precise standards required by laboratories and industry in the design, development, manufacture, installation and calibration of various gas and mass flow meters, and air sampling devices.  Bios flow meters are used in many industries where professionals require the superior accuracy, reliability and ease of operation that the Bios flow meters provide, including 1) industrial hygienists, 2) calibration and research laboratories, 3) manufacturers who design, develop and manufacture gas and mass flow meters, and 4) industry engineering and manufacturing companies that utilize gas and mass flow meters.

Appendix C

The amounts of revenues and gross profit of the acquired Bios business since the acquisition date included in the consolidated income statement for fiscal 2013 was $5,904,000 and $4,173,000, respectively.  The amount of earnings is not known as general and administrative, research and development and other expenses are not directly allocated on a product basis.